UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference as additional exhibits in the registrant’s Registration Statement on Form F-10 (File No. 333-225268).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit No.	Description

99.1	Equity Distribution Agreement dated as of July 19, 2019 among Franco-Nevada Corporation, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., CIBC World Markets Inc., and CIBC World Markets Corp.

99.2	Consent of Torys LLP

99.3	Consent of Stikeman Elliott LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2019	FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary